

August 22, 2025

Nick Bhargava
Chief Executive Officer
Groundfloor Loans 2 LLC
1201 Peachtree St NE, Suite 1104
400 Colony Square
Atlanta, GA 30361

>**Re: Groundfloor Loans 2 LLC**
>**Amended Offering Statement on Form 1-A**
>**Correspondence**
>**Filed August 15, 2025**
>**File No. 024-12552**

Dear Nick Bhargava:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 11, 2025 letter.

Amended Offering Statement on Form 1-A

General

1. We note your response to prior comment 1 that you have revised the disclosure on your website; however, your FAQ section appears to continue to have numerous references to the 9% and 10% returns for the Flywheel Portfolio, including in the sections: What investment opportunities does Groundfloor provide? How is the Flywheel Portfolio different? and Flywheel Portfolio 101. As previously requested, please address your basis for continuing to provide targeted rates of return and why your disclosure does not appear to distinguish between the Groundfloor Loans 2 offering and other offerings.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Fallon, Esq.